FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Phase 1 Processing for Davros Multi-Client Survey in Northern Carnarvon Basin

Paris, France – September 22 2016

CGG announced today that the final pre-stack depth-migrated data for Phase 1 of its Davros 3D BroadSeis™ and BroadSource™ multi-client survey in the Northern Carnarvon Basin on the North West Shelf of Western Australia is available now. With over 6,400 km2 already acquired, Davros is the largest multi-client seismic program ever to be acquired and processed by CGG in the Asia-Pacific region.

The survey has been processed by CGG’s Perth and Melbourne centers, using the company’s latest high-end subsurface imaging technology including pre-stack depth migration (PSDM) and advanced demultiple algorithms to provide the highest-resolution images. Processing of Phase 2 of the survey is expected to be completed by the fourth quarter of 2016.

Sophie Zurquiyah, Chief Operating Officer, Geology, Geophysics & Reservoir, CGG, said: “As we anticipated, the new broadband data from our Davros survey is delivering deeper and clearer images than previously seen in this area. As a result of the exceptional penetration power of the BroadSeis low frequencies, at least 20 km of sediment is visible. When combined with our advanced imaging technologies, this new data shows exceptional clarity of the deep geological structure and dramatically enhances understanding of this prospective area.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 22nd, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO